SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                         NORTH FORK BANCORPORATION, INC.
                          FLEET BOSTON CORPORATION
                    (Name of Filing Persons (Offerors))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                   00025429 Q1
                      (CUSIP Number of Class of Securities)


           JOHN ADAM KANAS                      WILLIAM C. MUTTERPERL, ESQ.
         CHAIRMAN, PRESIDENT                     EXECUTIVE VICE PRESIDENT,
     AND CHIEF EXECUTIVE OFFICER               SECRETARY AND GENERAL COUNSEL
    NORTH FORK BANCORPORATION, INC.               FLEET BOSTON CORPORATION
         275 BROAD HOLLOW ROAD                       ONE FEDERAL STREET
       MELVILLE, NEW YORK  11747                BOSTON, MASSACHUSETTS  02110
          (631) 298-5000                             (617) 346-4000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                   Copies to:

       WILLIAM S. RUBENSTEIN, ESQ.              ROBERT L. TORTORIELLO, ESQ.
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP          DAVID LEINWAND, ESQ.
           4 TIMES SQUARE                   CLEARY, GOTTLIEB, STEEN & HAMILTON
      NEW YORK, NEW YORK 10036                    ONE LIBERTY PLAZA
           (212) 735-3000                       NEW YORK, NEW YORK 10006
                                                    (212) 225-2000


( ) Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

 Check the appropriate boxes below to designate any transactions to which the statement relates:
   (x)  third-party tender offer subject to Rule 14d-1.
        issuer tender offer subject to Rule 13e-4.
   ( )  going-private transaction subject to Rule 13e-3.
   ( )  amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: ( )

       This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000 (the "Schedule TO") filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork") and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston") relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus which was annexed to the Schedule TO as Exhibit (a)(1).

       North Fork has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which were annexed to the Schedule TO as Exhibits
 (a)(1) and (a)(2).

      All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by North Fork, is hereby incorporated by reference in answer to Items 2 through 11 of the Schedule TO.

 ITEM 12.  EXHIBITS.

      Item 12 is hereby amended and supplemented as follows:

 (a)(10) Summary advertisement published on March 16, 2000 in the Wall Street Journal.

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement relating to it is true, complete and correct.

 Dated: March 16, 2000

                          NORTH FORK BANCORPORATION, INC.


                          By:   /s/ Daniel M. Healy
                                ------------------------------
                               Name:  Daniel M. Healy
                               Title: Executive Vice President and
                                      Chief Financial Officer


                          FLEET BOSTON CORPORATION


                          By:  /s/ William C. Mutterperl
                               -------------------------------
                               Name:  William C. Mutterperl
                               Title: Executive Vice President,
                                      Secretary and General Counsel


                               EXHIBIT INDEX

 EXHIBIT
 NUMBER         DESCRIPTION

 (a)(10) Summary advertisement published on March 16, 2000 in the Wall Street Journal.